SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------


                    Under the Securities Exchange Act of 1934
                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             SIGA Technologies, Inc.
                             -----------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   826917-10-6
                                   -----------
                                 (CUSIP Number)


                                  May 23, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

                                    -------

                                Page 1 of 6 Pages

                                 SCHEDULE 13G

CUSIP No.   826917-10-6                                      Page 2 of 6 Pages
------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Plexus Vaccine Inc.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                (b) |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    CA
-------------------------------------------------------------------------------
                          5)  SOLE VOTING POWER

      NUMBER                  1,950,000
      OR               --------------------------------------------------------
      SHARES              6)  SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                None
      EACH             --------------------------------------------------------
      REPORTING           7)  SOLE DISPOSITIVE POWER
      PERSON
      WITH                    1,950,000
                       --------------------------------------------------------
                          8)  SHARED DISPOSITIVE POWER

                              None
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,950,000
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |-|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.72%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------



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

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

            SIGA Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            420 Lexington Avenue
            Suite 601
            New York, NY  10170

Item 2(a).  Name of Person Filing:

            Plexus Vaccine Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            11770 Bernardo Plaza Court, Suite 375
            San Diego, CA  92128

Item 2(c).  Citizenship:

            CA

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

            82 6917-10-6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

         (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

         (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e) |_| Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

         (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

         (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

         (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.  Ownership.

         (a) Amount beneficially owned: 1,950,000

         (b) Percent of class: 14.72%

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 1,950,000

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,950,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        None

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A


Item 8.  Identification and Classification of Members of the Group.


         N/A


Item 9.  Notice of Dissolution of Group.

         N/A


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        May 28, 2003
                                        ------------------------
                                        Date


                                        PLEXUS VACCINE INC.


                                        By: /s/ Susan K. Burgess
                                            ----------------------------
                                            Name:  Susan K. Burgess
                                            Title: President and Chief
                                                   Executive Officer



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